Exhibit 99.1

Lufax Announces Results of Annual General Meeting

SHANGHAI, Jun 30, 2026 /PRNewswire/ — Lufax Holding Ltd (NYSE: LU and HKEX: 6623), a leading financial services enabler for small business owners in China, today announced the results of its annual general meeting of shareholders held in Shanghai on Jun 30, 2026.

At the meeting, the shareholders of Lufax approved, ratified and/or confirmed the following resolutions:

1.

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the directors (“Directors”, each a “Director”) of the Company and auditors of the Company (“Auditors”) thereon.

2.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and Auditors thereon.

3.	(a) To re-elect Mr. Xiang JI as an executive Director;

(b) To re-elect Mr. Tongzhuan XI as an executive Director;

(c) To re-elect Ms. Fangfang CAI as a non-executive Director;

(d) To re-elect Mr. Shibang GUO as a non-executive Director;

(e) To re-elect Mr. Peifeng LI as a non-executive Director;

(f) To re-elect Mr. Dicky Peter YIP as an independent non-executive Director;

(g) To re-elect Ms. Wai Ping Tina LEE as an independent non-executive Director;

(h) To re-elect Mr. Koon Wing Ernest IP as an independent non-executive Director;

(i) To re-elect Mr. Siu Hong CHENG as an independent non-executive Director; and

(j) To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.

4.

To re-appoint Ernst & Young and Ernst & Young Hua Ming LLP as Auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2026.

About Lufax

Lufax is a leading financial services enabler for small business owners in China. The Company offers financing products designed principally to address the needs of small business owners. In doing so, the Company has established relationships with 85 financial institutions in China as funding partners, many of which have worked with the Company for over three years.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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